Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

June 26, 2025

Re: Concreit Fund I LLC

Amended Offering Statement on Form 1-A

Filed May 9, 2025

File No. 024-12457

Dear Sir or Madam:

On behalf of Concreit Fund I LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 P.M., Eastern Time, on Monday, June 30, 2025, or as soon thereafter as is practicable.

We respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at legal@concreit.com.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com